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                                                                   EXHIBIT 8


                                                               (213) 683-9100


                                  September 26, 1997



Harbor Bancorp
11 Golden Share
Long Beach, California  90802

         Re:  MERGER OF CITY NATIONAL CORPORATION AND HARBOR BANCORP

Ladies and Gentlemen:

         In accordance with your request, we provide the following analysis and opinion relating to certain federal income tax consequences of the transaction (the "Merger") whereby Harbor Bancorp ("Harbor") will merge with and into City National Corporation ("City National") pursuant to that certain Agreement and Plan of Merger dated as of August 28, 1997 (the "Agreement"). Terms used herein but not defined herein have the same meaning as in the Agreement.

         In the Merger, Harbor, at the Effective Time, shall be merged with and into City National by a statutory merger in accordance with the Delaware General Corporation Law. The separate existence of Harbor shall cease and City National shall be the surviving entity. City National shall succeed, without other transfer, to all the rights and property of Harbor and shall be subject to all the debts and liabilities of Harbor in the same manner as if City National had itself incurred them.

         Subject to the provisions of the Agreement, each share of Harbor Common Stock which shall be outstanding immediately prior to the Merger shall automatically be converted into shares of City National Common Stock, cash, or a combination of City National Common Stock

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[Letterhead of Munger, Tolles & Olson LLP]

Harbor Bancorp
September 26, 1997
Page 2


and cash pursuant to certain shareholder elections permitted under the Agreement. Each share of Harbor Common Stock which shall be outstanding immediately prior to the Merger (other than shares which are dissenting shares within the meaning of Chapter 13 of the California General Corporation Law ("CGCL") and other than Harbor Common Stock described in Section 2.1(d) of the Agreement) shall, without any action on the part of the holder thereof, cease to be outstanding and be converted into and exchanged for the right to receive shares of City National Common Stock, cash, or a combination of City National Common Stock and cash, in a ratio specified in the Agreement. Dissenting shares shall not be converted into the right to receive shares of City National Common Stock, but shall be entitled to such rights as are granted under the CGCL. No fractional shares of City National Common Stock shall be issued in the Merger, but instead fractional shares shall be converted to cash under a formula in the Agreement.

         The Agreement also refers to the merger of Harbor Bank into City National Bank, a wholly-owned subsidiary of City National (the "Bank Merger"), at some time after the Merger. The Agreement does not specify the timing, conditions, form or any other facets of this subsidiary-level transaction. This letter addresses solely the Merger and assumes that if the Bank Merger occurs, it will not occur in a manner that would have the effect of disqualifying the Merger as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986 as amended (the "Code"). No opinions are expressed herein concerning the tax consequences of any such subsidiary-level transactions or their potential tax effects on the Merger.

         Our analysis and the opinion set forth herein are based upon the facts as set forth in that certain Agreement referred to above, including the exhibits thereto. Our opinion is also based on certain representations in the Agreement and the Shareholders' Agreement, and certain written representations to us from Harbor, City National and certain shareholders of Harbor in certificates of even date herewith. The facts contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinion set forth herein. We have assumed that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding, or agreement. One of our key assumptions for purposes of this letter is that the facts and representations set forth in those documents are true, complete, correct and accurate on the date of this analysis and remain so to the Effective Time. Any change or inaccuracy in such facts, representations or assumptions may adversely affect our opinion. Additionally, our ability to give the opinion set forth herein at the Effective Time is expressly conditioned upon our receipt, as of the Effective Time, of certificates, in form and substance reasonably satisfactory to us,

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[Letterhead of Munger, Tolles & Olson LLP]

Harbor Bancorp
September 26, 1997
Page 3

comparable to those referred to in the second sentence of this paragraph. Furthermore, our opinion assumes, and is conditioned upon our determination that, the aggregate value of the City National Common Stock issued pursuant to the Merger is sufficient to satisfy the "continuity of interest" requirement of Treas. Reg. Section 1.368-1(b).

         We have acted as special counsel to City National in connection with the Merger and are rendering this opinion to Harbor at City National's request. In rendering this opinion, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinion expressed herein. We have not made any independent investigation in rendering this opinion other than as described herein.

         Our opinion is based upon the Code as of the date hereof and currently applicable Treasury Regulations promulgated under the Code (including proposed Treasury Regulations), published administrative positions of the Internal Revenue Service (the "IRS") in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively, and it is possible that changes in such legal authorities may occur between the date hereof and the Effective Time. No assurance can be provided as to the effect of any such change upon our opinion.

         The opinion set forth herein has no binding effect on the IRS or the courts. No assurance can be given that, if contested, a court would agree with the opinion set forth herein. The opinion set forth herein represents rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated.

         In the case of a transaction as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

         This letter is being issued solely for the benefit of Harbor and for the benefit of the Harbor shareholders as of the Effective Time. It may not be relied upon by any other person without our prior written consent.

         Subject to the foregoing, it is our opinion that, at the Effective Time, the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code.

         We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-4 to be filed in connection with the Merger.

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[Letterhead of Munger, Tolles & Olson LLP]

Harbor Bancorp
September 26, 1997
Page 4



                                  Very truly yours,

                                  MUNGER, TOLLES & OLSON LLP